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                                                                     Exhibit 8.1

                              March 18, 1999



Dime Bancorp, Inc.,
   589 Fifth Avenue,
      New York, New York  10017.

Ladies and Gentlemen:

          We have acted as special counsel to Dime Bancorp, Inc., a Delaware corporation (the "Company"), in connection with the planned merger of Lakeview Financial Corp., a New Jersey corporation ("Lakeview") with and into the Company, pursuant to the Agreement and Plan of Merger, dated as of December 15, 1998, by and between the Company and Lakeview (the "Agreement"). All capitalized terms used and not otherwise defined herein shall have the meanings provided in the Agreement.

          For purposes of this opinion, we have reviewed the Agreement and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, the following:

          (1) The Merger will be completed in the manner set forth in the Agreement and the Joint Proxy Statement/Prospectus of the Company and Lakeview (the "Proxy/Prospectus") and will qualify as a merger under the New Jersey Business Corporation Act and the General Corporation Law of the State of Delaware; and

          (2) The representations contained in the letters
     of representation to us from the Company dated March 17, 1999 and Lakeview dated March 18, 1999, will be true and complete at the Effective Time.
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          On the basis of the foregoing, and our consideration of such other matters of fact and law as we have deemed necessary or appropriate, it is our opinion that the statements set forth in the Proxy/Prospectus under the heading "Federal Income Tax Considerations of the Merger" subject to the limitations set forth therein provide a fair and accurate summary of the material federal income tax consequences of the Merger.

          This opinion is limited to the federal income tax laws of the United States and does not purport to discuss the consequences of effectiveness of the Merger under any other laws.

          We express no opinion as to the effect of the Merger on Dime or Lakeview in respect of (i) any asset as to which unrealized gain is required to be recognized for U.S. Federal income tax purposes at the end of each taxable year under a mark-to-market system or (ii) of any obligation of Dime (or any of its subsidiaries) or Lakeview (or any of its subsidiaries) that becomes an "intercompany obligation" within the meaning of Treasury Regulation Section 1.1502-13(g)(2)(ii) as a result of the Merger.

          We hereby consent to the references to us under the heading "Federal Income Tax Considerations of the Merger" in the Proxy/Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

                                         Very truly yours,

                                         /s/ Sullivan & Cromwell